

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2021

Stephen M. Kadenacy
Chief Executive Officer
SilverBox Engaged Corp II
8801 Calera Drive
Austin, TX 78735

Re: **SilverBox Engaged Corp II**
Draft Registration Statement on Form S-1
Response dated August 12, 2021
CIK No. 0001859686

Dear Mr. Kadenacy:

We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Response dated August 12, 2021

Capitalization, page 79

1. We have considered your response to our prior comment 1. We are unable to agree with your view that the $5 million net tangible limitation provided in your Amended and Restated Certificate of Incorporation qualifies a portion of your redeemable shares of Class A common stock for permanent equity classification in accordance with ASC 480-10-S99-3A for the following reasons:
    • Each redeemable Class A share is redeemable outside the control of the Company. Such shares will become redeemable either as a result of a business combination or by passage of time.

- The intention is that in all cases the redeemable Class A shareholders will have their investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.
- The unit of accounting is the individual share as each share has the right to be redeemed at the holders' option upon a business combination. While the Company's Amended and Restated Certificate of Incorporation stipulates that redemptions will be limited to $5 million in net tangible assets, the company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable Class A shareholders, nor does the company control which specific shareholders choose to redeem or not redeem.

Please revise your Capitalization table to classify all redeemable Class A shares as temporary equity.

You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jonathan Ko